UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

In connection with the issuance by AerCap Ireland Capital Limited and AerCap Global Aviation Trust, each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap”), of $500 million aggregate principal amount of 4.250% senior notes due 2020 and $500 million aggregate principal amount of 4.625% senior notes due 2022 (collectively, the “Notes”), AerCap is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-205129):

Exhibits

1.1	Underwriting Agreement, dated as of June 22, 2015.

4.1

Sixth Supplemental Indenture relating to the 4.250% Senior Notes due 2020, dated as of June 25, 2015, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, the guarantors party thereto and Wilmington Trust, National Association, as trustee

4.2

Seventh Supplemental Indenture relating to the 4.625% Senior Notes due 2022, dated as of June 25, 2015, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, the guarantors party thereto and Wilmington Trust, National Association, as trustee

5.1	Opinion of Cravath, Swaine & Moore LLP

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald Solicitors

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP

5.5	Opinion of Buchalter Nemer, a Professional Corporation

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1)

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2)

23.3	Consent of McCann FitzGerald Solicitors (included in Exhibit 5.3)

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4)

23.5	Consent of Buchalter Nemer, a Professional Corporation (included in Exhibit 5.5)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: June 25, 2015

EXHIBIT INDEX

1.1	Underwriting Agreement, dated as of June 22, 2015.

4.1

Sixth Supplemental Indenture relating to the 4.250% Senior Notes due 2020, dated as of June 25, 2015, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, the guarantors party thereto and Wilmington Trust, National Association, as trustee

4.2

Seventh Supplemental Indenture relating to the 4.625% Senior Notes due 2022, dated as of June 25, 2015, among AerCap Ireland Capital Limited, AerCap Global Aviation Trust, the guarantors party thereto and Wilmington Trust, National Association, as trustee

5.1	Opinion of Cravath, Swaine & Moore LLP

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald Solicitors

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP

5.5	Opinion of Buchalter Nemer, a Professional Corporation

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1)

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2)

23.3	Consent of McCann FitzGerald Solicitors (included in Exhibit 5.3)

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4)

23.5	Consent of Buchalter Nemer, a Professional Corporation (included in Exhibit 5.5)